Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 883)

DATE OF BOARD MEETING

The board of directors (the "Board") of CNOOC Limited (the "Company") announces that a meeting of the Board will be held on Tuesday, 21 August 2012, whereat the Board will, amongst other matters, approve the release of the interim results of the Company and its subsidiaries for the six months ended 30 June 2012 and may consider the payment of an interim dividend.

By Order of the Board CNOOC Limited Zhong Hua Joint Company Secretary

Hong Kong, 8 August  2012

As at the date of this announcement, the Board comprises:

Executive Directors Li Fanrong Wu Guangqi Non-executive Directors Wang Yilin (Chairman) Yang Hua (Vice Chairman) Zhou Shouwei Wu Zhenfang	Independent Non-executive Directors Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Wang Tao